UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
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TEMPLE-INLAND INC.
(Name of Subject Company)
_________________

TEMPLE-INLAND INC.
(Name of Persons Filing Statement)
_________________

Common Stock, $1.00 par value per share
(Title of Class of Securities)
_________________

879868107
(CUSIP Number of Class of Securities)
_________________

C. Morris Davis, Esq.
General Counsel
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, Texas 78746
Telephone: (512) 434-5800
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Daniel A. Neff, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Temple-Inland Inc., a Delaware corporation (“Temple-Inland” or the “Company”), with the Securities and Exchange Commission on July 18, 2011, relating to the tender offer by Metal Acquisition Inc. (“IP Sub”), a Delaware corporation and wholly-owned subsidiary of International Paper Company (“IP”), to purchase all of the outstanding shares of Temple-Inland’s common stock, par value $1.00 per share (the “Temple-Inland Common Stock”), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“Rights,” and together with the Temple-Inland Common Stock, the “Temple-Inland Common Shares”), at a price of $30.60 per Temple-Inland Common Share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits.

Exhibit No.	Description
(a)(13)
Press release issued by Temple-Inland Inc. on July 21, 2011, announcing the company’s earnings for the quarter ended July 2, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 21, 2011)

(a)(14)
Presentation materials used by management of Temple-Inland Inc. in a conference call on July 21, 2011, discussing the company’s earnings for the quarter ended July 2, 2011 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Commission on July 21, 2011)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TEMPLE-INLAND INC.
Date: July 21, 2011	By:	/s/ Randall D. Levy
		Name:	Randall D. Levy
		Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(13)
Press release issued by Temple-Inland Inc. on July 21, 2011, announcing the company’s earnings for the quarter ended July 2, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 21, 2011)

(a)(14)
Presentation materials used by management of Temple-Inland Inc. in a conference call on July 21, 2011, discussing the company’s earnings for the quarter ended July 2, 2011 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Commission on July 21, 2011)

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